

February 28, 2013

Abigail Bertumen
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Short Duration Credit Opportunities Fund (the "Fund")
        File Numbers: 333-186405; 811-22518

Dear Ms. Bertumen:

We have reviewed the registration statement on Form N-2 for the Fund, filed on February 1, 2013. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. In the paragraph under "Portfolio Contents," please describe the Fund's policy with respect to duration (<u>e.g.</u>, define what is meant by "short duration" in the Fund's name). Please also briefly explain what duration is, provide an example, and disclose the Fund's average duration as of a recent date.

2. In the paragraph under "Leverage," please briefly describe the current credit agreement with Bank of America, N.A., including the average daily balance outstanding and the current interest rate.

Prospectus Summary (Pages 4 – 19)

3. If the Fund has a maturity strategy, please describe it in the section entitled "Investment Objectives and Policies" beginning on page 4.

4. The last bullet point under "Investment Objectives and Policies" on page 6 states that "[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end

investment companies (including exchange traded funds ('ETFs')) that invest primarily in securities of the types in which the Fund may invest directly." Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 20.

5. The third to last paragraph under "Investment Objectives and Policies" on page 6 indicates that the Fund may invest in derivatives. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the the risks of these specific derivatives are disclosed in the section entitled "Derivatives Risks, including the Risks of Swaps" on page 16. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

6. The third sentence of the paragraph under "Use of Leverage" on page 7 states that "[a]s of July 31, 2012, the Fund's outstanding balance on this Borrowing was $85,000,000." Please revise this sentence to clarify whether the Fund currently has $85,000,000 available for borrowing or whether the Fund has in fact borrowed the entire $85,000,000.

7. The last sentence of the third paragraph under "Distribution Through At-the-Market Transactions" on page 8 states that "[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis." Please tell us what is meant by the term "reasonable efforts" basis and how it differs from a "best efforts" basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

8. If the Fund may invest in the securities of other investment companies that may themselves be leveraged, please disclose that fact in the section entitled "Leverage Risk" on page 10. Please also disclose in this section that this additional leverage serves to magnify the risk of leverage.

9. Please include in the section entitled "Distributions" on page 18 disclosure similar to the disclosure included on page 57 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Trading and Net Asset Value Information (Page 23)

10. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see "Repurchase of Fund Shares; Conversion to Open-End Fund" on page 58 of the Prospectus). See Item 8.5.d. of Form N-2.

Summary of Fund Expenses (Pages 20-21)

11. Please state in the narrative following the table that "Other Expenses" are based on estimated amounts for the current fiscal year.   See Instruction 6 to Item 3 of Form N-2.

The Fund's Investments (Pages 24 – 35)

12. The second sentence of the eighth paragraph under "Investment Policies" on page 26 states that "[t]here is no assurance that the Fund will incur Borrowings or issue Preferred Shares." Disclosure elsewhere in the Prospectus indicates that the Fund has a loan outstanding with Bank of America. Please correct this inconsistency.

13. The fourth to last sentence under "Limitations on the Use of Futures, Futures Options and Swaps" on page 32 states that "[t]he CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund either must comply with amended Regulation 4.5's requirements, or, if required, NFALLC and/or Symphony will register with respect to the Fund as a commodity pool operator with the CFTC." Please disclose in this section what the Fund will do.

Use of Leverage (Pages 36-37)

14. The second sentence of the sixth paragraph under "Use of Leverage" on page 36 discusses the Fund's interest rate swap program "if implemented." If this program has been implemented, please update the disclosure accordingly.

Risk Factors (Pages 38 – 47)

15. The second sentence of the paragraph under "Certain Affiliations" on page 47 states that "[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions." Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Management of the Fund (Pages 47 – 50)

16. In the paragraphs under "Portfolio Management" on page 48, please describe in more detail the experience of each portfolio manager over the past five years (e.g., the first sentence of the third paragraph states that "Jenny Rhee joined Symphony in 2001 and is currently responsible for trading and portfolio management of fixed-income securities;" please indicate whether she has been responsible for trading and portfolio management of fixed-income securities for the past five years or had different positions during that period).

Repurchase of Fund Shares; Conversion to Open-End Fund (Page 58)

17. The last sentence of the last paragraph under "Repurchase of Fund Shares; Conversion to Open-End Fund" on page 58 states that "[t]o date, the Fund has not repurchased any Common Shares under the program." Please confirm to us that there is no current intention to repurchase Common Shares under the program.

<u>STATEMENT OF ADDITIONAL INFORMATION</u>

Investment Restrictions (Pages 1 - 3)

18. Investment restriction number (4) on page 1 states that the Fund may not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and <u>provided further that for purposes of this limitation, the term 'issuer' shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participations</u>" (emphasis added). We note that both the institution selling the loan and the ultimate borrower would be considered issuers for purposes of the concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower. <u>Cf</u>. Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise this policy accordingly.

Portfolio Composition (Pages 6 - 20)

19. The first sentence of the second paragraph under "Segregation of Assets" on page 17 states that "[t]he Fund <u>generally</u> will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

Hedging Strategies and Other Uses of Derivatives (Pages 20 - 27)

20. The paragraph under "Total Return Swaps" on page 26 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. <u>See generally</u> Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. <u>See</u> Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 50 – 54)

21. The last sentence of the third paragraph under "Compensation" on page 53 states that performance relative to any benchmark is considered when establishing a portfolio manager's bonus. Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance and disclose the periods over which performance will be measured. See Item 21.2 of Form N-2.

Code of Ethics (Page 54)

22. The first sentence of the paragraph under "Code of Ethics" on page 54 states that "[t]he Fund, NFALLC, Symphony, Nuveen and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund's Portfolio Managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client's, including the Fund's, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions." Please disclose in this section whether these codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. See Item 18.15. of Form N-2.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel